UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

Form 4							OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response 0.5
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
(Print or Type Responses)
1 .Name and Address of Reporting Person	Issuer Name and Ticker or Trading Symbol Waste Connections Inc / NASDAQ "WCNX"					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ __Director ______10% Owner ___X_Officer (give ______Other (specify title below) below) Vice President Business Development
Hall, David (Last) (First) (Middle)	3. IRS Identification Number of Reporting Person, if an entity (voluntary)		Statement for Month/Year May 2002
620 Coolidge Drive, Suite 350 (Street)			5. If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) _X_Form filed by One Reporting Person ___Form filed by More than One Reporting Person
Folsom, CA 95630 (City) (State) (Zip)	Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 4)	2. Trans- action Date (Month/ Day/ Year)	3. Trans- Action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 AND 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	4. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	5/15/02	M		1,000	A	$10.4375
Common Stock	5/15/02	S		1,000	D	$36.81
Common Stock	5/17/02	M		2,333	A	$10.4375
Common Stock	5/17/02	S		2,333	D	$36.5057
Common Stock	5/17/02	M		1,950	A	$18.125
Common Stock	5/17/02	S		1,950	D	$36.5057
Common Stock	5/17/02	M		5,000	A	$17.9375
Common Stock	5/17/02	S		5,000	D	$36.5057
Common Stock	5/17/02	M		6,666	A	$11.75
Common Stock	5/17/02	S		6,666	D	$36.5057
Common Stock	5/17/02	M		13,068	A	$18.125
Common Stock	5/17/02	S		13,068	D	$36.5057	0

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. Persons who respond to the collection of information contained (Over)

* If the form is filed by more than one reporting person, see Instruction 4(b)(v). in this form are not required to respond unless the form displays SEC 1474 (3-00)

a currently valid OMB control number.

Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4, and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year).		7. Title and Amount of Securities Underlying Derivative Security (Inst. 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 5)
			Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)	$10.4375	5/15/02	M			1,000	2/21/ 2001(1)	2/21/ 2010	Common Stock	1,000		3,333	D
Employee Stock Option (Right to Buy)	$10.4375	5/17/02	M			2,333	2/21/ 2001(1)	2/21/ 2010	Common Stock	2,333		3,333	D
Employee Stock Option (Right to Buy)	$18.125	5/17/02	M			13,068	7/8/ 1999(2)	7/8/ 2008	Common Stock	13,068		0	D
Employee Stock Option (Right to Buy)	$18.125	5/17/02	M			1,950	7/8/ 1999(2)	7/8/ 2008	Common Stock	1,950		0
Employee Stock Option (Right to Buy)	$17.9375	5/17/02	M			5,000	1/19/ 2000(3)	1/19/ 2009	Common Stock	5,000		0
Employee Stock Option (Right to Buy)	$11.75	5/17/02	M			6,666	12/6/ 2000(4)	12/6/ 2009	Common Stock	6,666		6,667	D

Explanation of Responses:

  Option dated 2/21/2000 for 10,000 shares, 1/3 exercisable on 2/21/2001, 2/21/2002, and 2/21/2003.
  Option dated 7 /8/1998 for 50,000 shares, 1/3 exercisable on 7/8/1999, 7/8/2000, 7/8/2001.
  Option dated 1/19/1999 for 15,000 shares, 1/3 exercisable on 1/19/2000, 1/19/2001, and 1/19/2002.
  Option dated 12/6/1999 for 20,000 shares, 1/3 exercisable on 12/6/2000, 12/6/2001, and 12/6/2002.

/s/ David Hall June 10, 2002

**Signature of Reporting Person Date

David Hall

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.